TRADESTATION SECURITIES, INC.

Statement of Financial Condition

March 31, 2017

(With Report of Independent Registered Public Accounting Firm Thereon)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48711

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/16 (MM/DD/YY) AND ENDING 03/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TradeStation Securities, Inc. (File as Public Information)

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8050 SW 10th Street, Suite 2000
(No. and Street)

Plantation	FL	33324
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jason Geringer (954) - 652-7093
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

200 South Biscayne Blvd., Suite 2000	Miami	FL	33131
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Peter Korotkiy, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TradeStation Securities, Inc., as of March 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CATHY D MARTINEZ
Notary Public - State of Florida
Commission # FF 207478
My Comm. Expires Mar 9, 2019
Bonded through National Notary Assn.

Signature

President

Title

Cathy D Martinez

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TRADESTATION SECURITIES, INC.

Statement of Financial Condition

March 31, 2017

Table of Contents

KPMG LLP
Suite 2000
200 South Biscayne Boulevard
Miami, FL 33131

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholder
TradeStation Securities, Inc.:

We have audited the accompanying statement of financial condition of TradeStation Securities, Inc. (the Company) as of March 31, 2017 (the financial statement). The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of TradeStation Securities, Inc. as of March 31, 2017, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

May 26, 2017
Miami, Florida
Certified Public Accountants

TRADESTATION SECURITIES, INC.

Statement of Financial Condition

March 31, 2017

(In thousands, except share data)

Assets		
Cash and cash equivalents	$	57,793
Cash and investments segregated in compliance with federal regulations		1,849,101
Receivables from brokers, dealers, clearing organizations and clearing agents		309,733
Receivables from brokerage customers		69,068
Property and equipment, net		240
Deposits with clearing organizations		59,597
Deferred tax asset, net		3,736
Other assets		10,640
Due from affiliated companies		219
Total assets	$	2,360,127
Liabilities and Shareholder's equity		
Liabilities:		
Payables to brokers, dealers and clearing organizations	$	248,812
Payables to brokerage customers		1,980,890
Accounts payable and accrued liabilities		12,870
Due to affiliated companies		15,222
Notes payable		4,000
Total liabilities		2,261,794
Shareholder's equity:		
Common stock, $1.00 par value. Authorized 1,000 shares; 100 issued and outstanding		—
Additional paid-in capital		30,334
Retained earnings		67,999
Total shareholder's equity		98,333
Total liabilities and shareholder's equity	$	2,360,127

See accompanying notes to financial statement.

(1) Description of Business

TradeStation Securities, Inc. (the Company or TradeStation Securities) is a wholly-owned subsidiary of TradeStation Group, Inc. (the Parent Company). The Company is headquartered in Plantation, Florida, and has branch offices in Chicago, Illinois, Richardson, Texas, and New York, New York. The Company is a broker-dealer registered under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is also registered with the Commodity Futures Trading Commission (CFTC) as a Futures Commission Merchant (FCM).

The Company offers *TradeStation* principally to the active trader and investor markets. *TradeStation* is an electronic trading platform that enables customers to design, test and monitor their own custom trading strategies and then automate them with electronic order placement. The trading platform currently offers streaming real-time equities, equity options and futures market data, numerous other charting and analysis functions and features, and manual or automated electronic order placement of equities, options and futures trades.

As the clearing broker for its equities client base, the Company is responsible for custody and control over the assets in those clients' accounts and provides a variety of back office functions including the settlement of stock transactions with the Depository Trust & Clearing Corporation (DTCC) and options transactions with the Options Clearing Corporation (OCC). In addition, the Company is responsible for possession or control of customer securities and safeguarding of customer funds.

The Company also self-clears customer commodity and financial futures transactions for products with clearance at CME Group and ICE Clear U.S., which account for the majority of the Company's customers' futures transactions. Clearance for commodity and financial futures transactions not cleared through CME Group or ICE Clear U.S. is provided by Wedbush Securities. DTCC and OCC, together with other organizations, such as the CME Group exchanges and ICE Clear U.S., that perform similar clearing or depository roles for their members, are collectively referred to in this report as "clearing organizations."

The Parent Company is a wholly-owned subsidiary of Monex Group, Inc. (Monex), headquartered in Minato-ku, Tokyo and listed on Section One of the Tokyo Stock Exchange. Monex, principally through its main subsidiary, Monex Inc., provides a variety of financial services to individual investors, including securities brokerage, M&A advisory, debit and equity underwriting, asset management, investment education, and other investment banking functions.

(2) Summary of Significant Accounting Policies

The following is a summary of significant accounting policies adhered to in the preparation of the financial statement:

(a) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions

that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement.

(b) Cash and Cash Equivalents

The Company classifies all highly liquid investments with an original maturity of three months or less to be cash equivalents. Cash and cash equivalents consist of cash held primarily at JPMorgan Chase Bank, N.A. or one of its banking affiliates (JPMorgan Chase). The Company maintains its cash and cash equivalents in financial institutions the Company considers of high credit quality. Cash balances in these accounts may exceed the Federal Deposit Insurance Corporation insured limits. To date, the Company has not experienced any losses in such accounts.

Based upon required regulatory calculations as of the last business day of the period, cash and cash equivalents balance may increase or decrease by the second business day subsequent to period-end. See *Cash and Investments Segregated In Compliance With Federal Regulations* for details.

(c) Cash and Investments Segregated in Compliance with Federal Regulations

The Company is obligated by rules mandated by two of its primary regulators, the SEC and the CFTC, to set aside cash or qualified securities to satisfy regulations promulgated to protect customer assets. Cash and investments segregated in compliance with federal regulations of $1.85 billion consists of $1.40 billion in cash and $453 million in United States Treasury securities. As of March 31, 2017, amounts segregated in special reserve accounts consist of $1.31 billion at Sumitomo Mitsui Banking Corporation, $384 million at BMO Harris Bank, $75 million at JPMorgan Chase, $73 million at CME Group and ICE Clear US, collectively, and $5 million at Wedbush Securities. Of the total segregated amount of $1.85 billion, $1.31 billion is segregated in accordance with Rule 15c3-3 and $537 million is segregated in accordance with CFTC requirements. On April 3, 2017, cash and investments segregated in compliance with federal regulations increased by $7.7 million as a result of a transfer from cash and cash equivalents related to the 15c3-3 calculation as of March 31, 2017.

(d) Receivables from and Payables to Brokers, Dealers, Clearing Organizations and Clearing Agents

Receivables from brokers, dealers, clearing organizations and clearing agents consist primarily of cash advanced for securities borrowed from broker-dealers (see *Securities Borrowed and Loaned*). In addition the Company accrues revenues and related receivables for payments for order flow and securities lending revenues. Payables to brokers, dealers and clearing organizations include amounts for securities loaned from broker dealers, payables to clearing organizations and payables to brokers. See note 3 – Receivables from and Payables to Brokers, Dealers, Clearing Organizations and Clearing Agents.

(e) Securities Borrowed and Loaned

Securities borrowed and securities loaned transactions are recorded at the amount of cash collateral advanced or received and are reflected in receivables from brokers, dealers, clearing organizations and clearing agents or payables to brokers, dealers and clearing organizations, respectively. Securities borrowed transactions require the Company to provide the counterparty with collateral in the form of cash. The Company receives collateral in the form of cash for securities loaned transactions. The related interest receivable is included within receivables from broker-dealers and clearing organizations on the accompanying statement of financial condition.

(f) Receivables from and Payable to Brokerage Customers

The Company performs periodic credit evaluations and provides allowances for potential credit losses, as considered necessary, based upon its assessment of specifically identified unsecured receivables and other factors. See note 4 – Receivables from Brokerage Customers.

Payable to brokerage customers primarily consists of client cash held in brokerage accounts and is carried at the amount of client cash on deposit. Payables to brokerage customers also include futures customers' gains and losses on open trades.

(g) Property and Equipment, net

Property and equipment are stated at cost, less accumulated depreciation. Property and equipment are depreciated using the straight-line method over the estimated useful lives of the assets. Maintenance and repairs are expensed when incurred; leasehold improvements are capitalized and amortized over the lesser of its useful life or the term of the lease. Upon the sale or retirement of assets, the cost and accumulated depreciation or amortization are removed from the accounts, and any gain or loss is recognized. See note 5 – Property and Equipment, Net.

(h) Exchange Memberships

Exchange memberships are recorded at cost and are evaluated for impairment as circumstances may warrant. (See *Impairment of Long Lived Assets*.) The Company's shares of ICE common stock are carried at fair value based on the closing stock price of ICE. As of March 31, 2017, the shares were valued at $0.9 million. The Company's exchange memberships and ICE shares are included within other assets in the accompanying statement of financial condition.

(i) Impairment of Long-Lived Assets

The Company evaluates long-lived assets, including property and equipment, net and exchange memberships, recorded at cost, for recoverability whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Impairment losses are recognized if the carrying amount exceeds the sum of the undiscounted cash flows estimated to be generated by those assets. The amount of impairment loss is calculated as the amount by which the carrying value exceeds fair value. No impairment occurred during the year ended March 31, 2017.

(j) Fair Value of Financial Instruments

The carrying amounts of cash and cash equivalents; cash and investments segregated in compliance with federal regulations; deposits with clearing organizations, receivables from brokers, dealers, clearing organizations and clearing agents; receivables from brokerage customers; ICE common stock shares; payables to brokers, dealers and clearing organizations; payables to brokerage customers; and notes payable approximate fair value due to their short term nature as of March 31, 2017. See note 14 – Fair Value for further discussion on fair value methodology.

(k) Securities and Futures Transactions

Customer securities transactions are recorded on a settlement-date basis, with such transactions generally settling three business days after the trade date. Securities owned by equities and futures customers, including those that collateralize margin loans or similar transactions, are not included in the Company's financial statement.

Customer futures transactions are recorded on a trade-date basis.

(l) Operating Leases

Rental payments, free rent, and leasehold and other incentives are recognized on a straight-line basis over the life of a lease. Leasehold improvements are amortized over the shorter of their useful life or the lease term. See note 14 – Commitments and Contingencies – Operating Leases.

(m) Income Taxes

The Company accounts for income taxes under the asset and liability method. Deferred tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities using enacted tax rates in effect for periods in which the differences are expected to reverse. The effect of changes in tax rates on deferred tax assets and liabilities are recognized in income in the period that includes the enactment date. A valuation allowance is established for deferred tax assets when management determines that it is more likely than not that some portion or all of a deferred tax asset will not be realized. The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. It was determined that there were no material uncertain tax positions that are not considered more likely than not to be sustained as of March 31, 2017.

The Company's results are included in the consolidated federal and state income tax returns of the Parent Company. As required, the Company records any income tax expense and liability based upon its operations on a stand-alone basis, even though the Company is part of the consolidated income tax returns. See note 11 – Income Taxes.

(3) Receivables from and Payables to Brokers, Dealers, Clearing Organizations and Clearing Agents

Receivables from brokers, dealers, clearing organizations and clearing agents consist of the following as of March 31, 2017 (in thousands):

Securities borrowed from broker-dealers	$	307,470
Fees and commissions receivable from clearing agents		1,847
Securities failed to deliver to broker-dealers and other		416
	$	309,733

Payables to brokers, dealers, and clearing organizations consist of the following as of March 31, 2017 (in thousands):

Securities loaned to broker-dealers	$	246,357
Payables to clearing organizations		2,428
Payables to brokers		27
	$	248,812

The Company's securities borrowing and securities lending transactions are transacted under master agreements that are widely used by counterparties and that may allow for net settlements of payments in the normal course, as well as offsetting of all contracts with a given counterparty in the event of a bankruptcy or default of one of the two parties to the transaction. The Company does not offset securities borrowing and securities lending transactions within the statement of financial condition.

The following table presents information about these transactions to evaluate the potential effects of rights of setoff between these recognized assets and liabilities as of March 31, 2017 (in thousands):

	Gross amounts of recognized assets and liabilities	Gross amounts offset in the statement of financial condition	Amounts presented in the statement of financial condition	Gross amounts not offset in the statement of financial condition: Collateral received or pledged (including cash)	Net amount
Assets:					
Securities borrowed from broker-dealers	$ 307,470	$ —	$ 307,470	$ (289,940)	$ 17,530
Liabilities:					
Securities loaned to broker-dealers	$ 246,357	$ —	$ 246,357	$ (234,667)	$ 11,690

Included in securities borrowed from broker-dealers is $168.9 million and included in securities loaned to broker-dealers is $195.2 million transacted through a program with a clearing organization, which guarantees the return of cash to the Company. For presentation purposes, these amounts presented are based on the original counterparties to the Company's master securities loan agreements.

(4) Receivables from Brokerage Customers

Receivables from brokerage customers of $69.1 million at March 31, 2017 consist primarily of margin loans to the Company's brokerage customers. Securities owned by brokerage customers are held as collateral for margin loans. Such collateral is not reflected in the statement of financial condition. At March 31, 2017, the Company was charging a base margin debit interest rate of 8.5% per annum on debit balances in brokerage customer accounts.

(5) Property and Equipment, Net

Property and equipment, net, consist of the following as of March 31, 2017 (in thousands):

	Estimated useful life in years		Amount
Computers and software	3 – 5	$	4,695
Furniture and equipment	3 – 7		910
Leasehold improvements	5 – 10		90
			5,695
Accumulated depreciation			(5,455)
		$	240

(6) Deposits with Clearing Organizations

As a self-clearing broker-dealer and FCM, the Company is subject to clearing organization and other cash deposit requirements which are, and may continue to be, large in relation to the Company's total liquid assets, and which may fluctuate significantly from time to time based upon the nature and size of the Company's active trader clients' trading activity. As of March 31, 2017, the Company had cash deposits and U.S. treasuries with clearing organizations totaling $28.7 million and $30.9 million, respectively, for the clearing of stock trades, standardized equity option trades and futures trades.

(7) Notes Payable

On April 18, 2014, the Company entered into a credit facility agreement with Monex, Inc., a subsidiary of Monex. The agreement permits the Company to borrow up to $50 million from Monex, Inc. for general operational needs bearing an interest rate that will be agreed upon by both parties on the drawdown date and a maturity date not to exceed three months from the funding date. The renewed agreement entered into on April 1, 2016 expired on March 31, 2017. The agreement was renewed through March 31, 2018 with identical terms. During the year ended March 31, 2017, the Company repaid $16 million and did not drawdown any additional amounts. During the year ended March 31, 2017, the interest rate charged to the Company on its credit facility drawdowns and rollovers ranged from 1.4% to 1.8. Accrued interest payable is included in accounts payable and accrued liabilities in the accompanying statement of financial condition.

(8) Related Party Transactions

The Company has a License and Support Agreement (the Agreement) with TradeStation Technologies, Inc. (TTI), a wholly owned subsidiary of the Parent Company. The terms of the Agreement require the Company to pay for the licensing of the *TradeStation* platform plus support and other services. The

Company is charged a monthly licensing fee for each customer using *TradeStation*. The Agreement also requires the Company to pay monthly fees for administrative services.

The Company has an expense-sharing agreement with the Parent Company, TTI, and TradeStation International Limited (TSIL), a wholly owned subsidiary of the Parent Company authorized by the United Kingdom Financial Conduct Authority (FCA) to introduce brokerage accounts. The expense-sharing agreement, in compliance with FINRA Notice to Member 03-63, requires the allocation among the parties of all costs and expenses paid by any member of the group from which other parties benefit. The Company also has a third-party introduction agreement with TSIL, which is authorized to introduce brokerage customers in the United Kingdom and the European Union to the Company.

The Parent Company has an operating lease agreement, expiring in May 2022, for its corporate headquarters in Plantation, FL. The Company is allocated a portion of the cost of this lease, based on headcount.

The Company provides services to an affiliate for software development projects. The Company's revenue is based on a 15% mark-up on the salaries and benefits and other overhead expenses incurred by the Company in the performance of such services.

On January 25, 2017, the Company and its Parent Company entered into a revolving credit facility agreement. Under the credit facility, the Company can borrow up to $80 million available to the Company for liquidity or working capital needs. During the year ended March 31, 2017, the Company did not utilize the credit facility. This revolving credit facility is supported by revolving credit facilities the Parent Company maintains with unaffiliated banks.

The amount due to affiliated companies represents the net amounts payable to certain affiliates as the result of various transactions, including amounts payable under the License and Support Agreement and the expense-sharing agreement. These amounts are noninterest bearing, have no defined repayment terms, and are expected to be repaid using current available cash balances or through future profits earned by the Company.

The amount due from affiliated companies represents the net amounts receivable from certain affiliates as a result of various transactions, including amount receivable under the expense-sharing agreement. These amounts are noninterest bearing, have no defined repayment terms, and are expected to be repaid primarily to the Company by its affiliates using their available cash balances.

(9) Payables to Brokerage Customers

At March 31, 2017, payables to brokerage customers, consisting primarily of cash balances in brokerage customer accounts, totaled $1.98 billion. At March 31, 2017, the Company was not paying interest on cash balances in brokerage customer accounts.

(10) Employee Benefit Plans

The Company participates in the Parent Company's defined contribution 401(k) plan (the 401(k) Plan). All employees with at least three months of continuous service are eligible to participate and may contribute up to 60% of their compensation up to the annual limit set by the Internal Revenue Service. Employer matching contributions are discretionary, as defined in the 401(k) Plan, and are vested 20% for each year of service.

(11) Income Taxes

As of March 31, 2017, the Company had income tax payable of $6.9 million, included in accounts payable and accrued liabilities, pertaining to federal and certain state jurisdictions. Upon the filing of the income tax returns, the majority of the Company's income taxes receivable and payable will be settled. The Company is no longer subject to United States federal tax examinations for periods prior to March 31, 2014 or state and local tax examinations prior to 2011.

Deferred income tax assets and liabilities are recorded when revenues and expenses are recognized in different periods for financial and income tax reporting purposes. The temporary differences that created deferred income tax assets and liabilities are as follows as of March 31, 2017 (in thousands):

Deferred income tax assets:		
State net operating loss carry forward	$	1,962
Property and equipment, net		1,003
Accrued expenses and other		758
Stock-based compensation		191
		3,914
Deferred income tax liabilities:		
Valuation allowance		(121)
Other		(57)
	$	3,736

Valuation allowance of $121,000 was recorded for deferred tax assets as of March 31, 2017 due to certain state net operating loss carry forward that are not expected to be utilized prior to their expiration. Management considered whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The future benefit of deferred tax assets is dependent upon the generation of future taxable income during the periods in which these temporary differences become deductible. Management considers the projected future taxable income, the scheduled reversal of deferred tax liabilities and tax planning strategies in making this assessment.

(12) Net Capital Requirements

The Company is subject to the net capital requirements of the SEC's Uniform Net Capital Rule (Rule 15c3-1), which is administered by the SEC and FINRA, and the CFTC financial requirement

(Regulation 1.17 under the Commodity Exchange Act), which is administered by the CFTC and the NFA. Under these rules, the Company calculates its net capital requirements using the "alternative method," which requires the maintenance of minimum net capital, as defined by the rules, equal to the highest of: (i) $1,500,000; (ii) 8.0% of domestic and foreign domiciled customer and noncustomer (excluding proprietary) risk maintenance margin/performance bond requirements for all domestic and foreign futures, options on futures contracts and cleared over-the-counter derivatives positions, excluding the risk margin associated with naked long option positions; or (iii) 2.0% of aggregate customer debit items. At March 31, 2017, the Company had net capital of $75.9 million (46.87% of aggregate debit items), which was $71.8 million in excess of its required net capital of $4.1 million.

(13) Fair Value

The Fair Value Measurements and Disclosures Topic establishes a fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. In accordance with guidance under the Fair Value Measurements and Disclosures Topic, three levels of inputs may be used to measure fair value:

Level 1 – Valuations based on quoted prices in active markets for identical assets or liabilities. The Company's Level 1 assets consist primarily of U.S. Treasuries which are included under cash and investments segregated in compliance with federal regulations and deposits with clearing organizations. As of March 31, 2017, the Company's U.S. Treasuries had maturities through February 2019. In addition, the Company's ICE common stock shares are valued based on closing price of the stock.

Level 2 – Valuations based on one or more quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly. The Company's only Level 2 measurement includes stock-based compensation awards, which are measured on a recurring basis. These awards are valued at $508,000 as of March 31, 2017.

Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement. The Company did not hold any Level 3 assets as of and during the year ended March 31, 2017.

The following table summarizes the fair value of securities measured on a recurring basis in the Company's statement of financial condition as of March 31, 2017 (in thousands):

Investments segregated in compliance with federal regulations	$	452,688
Deposits with clearing organizations		30,897
ICE common stock shares		947
	$	484,532

For the Company's investments in U.S. Treasuries, the fair value equals the quoted market price of each U.S. Treasury Bill. The carrying amounts of the Company's financial assets and financial

liabilities which include cash and cash equivalents, cash and investments segregated in compliance with federal regulations, receivables from and payable to brokers, dealers, and clearing organizations, receivables from and payables to brokerage customers, notes payable, and deposits with clearing organizations approximate fair value due to their short-term nature. There were no transfers between levels during the year ended March 31, 2017.

(14) Commitments and Contingencies

(a) Operating Leases

The Company is obligated under non-cancelable operating leases for its Chicago office expiring in February 2027 and its New York office expiring in September 2023. Future minimum lease payments as of March 31, 2017, under all operating leases, are as follows (in thousands):

Year ended March 31,		
2018	$	475
2019		489
2020		502
2021		517
2022		541
Thereafter		2,252
	$	4,776

(b) Purchase Obligations

As of March 31, 2017, the Company had purchase obligations of $1.9 million related primarily to advertising.

(c) Litigation and Claims

In February 2010, the Company and the Parent Company were named as defendants in a complaint filed in the United States District Court, Northern District of Illinois, Eastern Division, styled Trading Technologies International, Inc. v. TradeStation Securities, Inc. and TradeStation Group, Inc., Case No. 10-cv-884 (USDC, N.D. Ill.) (The Company and the Parent Company are collectively referred to in this description as "TradeStation"). Trading Technologies International (TT) alleges that TradeStation infringed and continues to infringe ten (10) patents held by TT. TT seeks a judgment enjoining the alleged infringement and awarding unspecified damages and costs. TradeStation answered the complaint in August 2010 generally denying the allegations and asserting a variety of affirmative defenses. On February 3, 2011, a federal judge granted TT's motion to consolidate 12 similar actions. From July 2015 through approximately April 2016 TradeStation filed Covered Business Method Petitions (CBM Petitions) with the Patent Trademark Office Trial and Appeal Board (PTAB) on all of the TT patents upon which TradeStation is being sued, seeking to invalidate them, all of which were instituted based on the PTAB's preliminary finding that it is more likely than not that the patents are invalid in whole

or in part. The federal district court has stayed the case based upon the institutions by the PTAB of the CBM Petitions. To date, the PTAB has invalidated or substantially invalidated all but one of the five (5) patents on which it has thus far ruled, and all of such five (5) PTAB decisions are, or likely soon will be, on appeal. It is difficult to predict the outcome of this matter, however, the Company believes it has meritorious defenses to the allegations made in the complaint and intends to defend itself vigorously against them. However, litigation is inherently uncertain and there can be no assurance given that the Company will prevail or that this litigation can be settled on favorable terms.

On February 16, 2016, the Company's affiliate, TradeStation Technologies, Inc. (TTI), also a wholly-owned subsidiary of the Parent Company, filed a civil complaint in the United States District Court for the Southern District of Florida currently styled TradeStation Technologies, Inc., v. Trading Technologies International, Inc. v. TradeStation Technologies, Inc., TradeStation Securities, Inc., TradeStation Group, Inc. and IBFX, Inc., Case No. 0:16-cv-60296-WJZ (USDC, S.D. FL.) (The Company, the Parent Company, TTI and IBFX are collectively referred to in this description as "TradeStation"). TTI alleged infringement by TT of TTI's U.S. Patent 7,379,909 B1 ('909 Patent) and seeks injunctive relief and an undisclosed amount of money damages and royalties. On April 14, 2016, TT filed its answer and affirmative defenses, generally denying the allegations in the complaint, and also filed a counterclaim against TradeStation alleging infringement of eight (8) additional patents held by TT (which are different from the ten (10) patents asserted by TT in the Northern District of Illinois case described above, but generally relate to the same overall subject matter). TT seeks dismissal of TTI's complaint, denial of relief pursuant to the '909 patent, and injunctive relief and money damages for alleged infringement of the TT patents. TradeStation filed a motion to dismiss TT's counterclaim for failure to state a claim and to stay the case in its entirety based in part on the CBM Petitions filed against the patents asserted in the Northern District of Illinois case described above, as well as two additional CBM Petitions related to TTI patents in this case. TradeStation's motion for stay was granted on June 15, 2016. It is difficult to predict the outcome of the matter, however, the Company believes it has a meritorious claim against TT, as well as meritorious defenses to the allegations made in TT's counterclaim and the Company intends to defend itself vigorously against them. However, litigation is inherently uncertain and there can be no assurance given that the Company will prevail or that this litigation can be settled on favorable terms.

On December 3, 2015, the Company, the Parent Company and TradeStation Technologies, Inc. (collectively referred to in this description as "TradeStation") were named as defendants in a case filed in the United States District Court for the Eastern District of Texas styled Chart Trading Development, LLC v. TradeStation Group, Inc., TradeStation Securities, Inc. and TradeStation Technologies, Inc. Chart Trading Development (CTD) alleges that TradeStation directly and indirectly infringed and continues to infringe three patents held by CTD. CTD seeks a judgment enjoining the alleged infringement and awarding unspecified damages and costs. On the same day CTD filed its complaint against TradeStation, CTD also filed virtually identical complaints against several other companies. TradeStation and the other defendants have filed CBM Petitions with the PTAB with respect to all three (3) patents. On February 23, 2016,

TradeStation and the other defendants also filed a Motion to Stay or, Alternatively, Dismiss based in part on the filing of CBM Petitions. On March 30, 2016, the court granted the stay motion. The PTAB has instituted CBM review of all three patents based on the PTAB's preliminary finding that it is more likely than not that the patents are invalid in whole or in part. It is difficult to predict the outcome of the matter, however, the Company believes it has meritorious defenses to the allegations made in the complaint and intends to defend itself vigorously against them. However, litigation is inherently uncertain and there can be no assurance given that the Company will prevail or that this litigation can be settled on favorable terms.

The Company is also engaged in regulatory matters, including investigations and enforcement, as well as regulatory exams that could result in investigations and enforcement, and routine civil litigation, such as customer arbitrations and reparations proceedings and, from time to time, actions brought by former employees relating to termination of employment. Pending regulatory investigations and enforcement actions could ultimately result in a censure and/or fine, and such other civil litigation could result in judgments or settlements for damages and other relief. While no assurances can be given, the Company does not believe that the ultimate outcome of any such pending regulatory or civil matters will result in a material, adverse effect on the Company's business or financial condition.

(d) General Contingencies and Guarantees

In the ordinary course of business, there are various contingencies that are not reflected in the statement of financial condition. These include customer activities involving the execution, settlement and financing of various customer securities and futures transactions. These activities may expose the Company to off-balance sheet credit risk in the event the customers are unable to fulfill their contractual obligations.

In margin transactions, the Company may be obligated for credit extended to its customers by the Company or its clearing agents that is collateralized by cash and securities in the customers' accounts. In connection with securities activities, the Company also executes customer transactions involving the sale of securities not yet purchased (short sales), all of which are transacted on a margin basis subject to federal, self-regulatory organization and individual exchange regulations and the Company's internal policies. Additionally, the Company may be obligated for credit extended to its customers by its clearing agents for futures transactions that the Company borrows securities temporarily from other broker-dealers in connection with its broker-dealer business. The Company deposits cash as collateral for the securities borrowed. Decreases in securities prices may cause the market value of the securities borrowed to fall below the amount of cash deposited as collateral. In the event the counterparty to these transactions does not return the cash deposited, the Company may be exposed to the risk of selling the securities at prevailing market prices. The Company seeks to manage this risk by requiring credit approvals for counterparties, by monitoring the collateral values on a daily basis, and by requiring cash to be returned as needed.

The Company loans securities temporarily to other broker-dealers in connection with its broker-dealer business. The Company receives cash as collateral for the securities loaned. Increases in securities prices may cause the market value of the securities loaned to exceed the amount of cash received as collateral. In the event the counterparty to these transactions does not return the loaned securities, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its client obligations. The Company mitigates this risk by requiring credit approvals for counterparties, by monitoring the market value of securities loaned on a daily basis and requiring additional cash as collateral when necessary.

The customers' financing and securities settlement activities may require the Company and its clearing agents to pledge customer securities as collateral in support of various secured financing sources, which may include bank loans. In the event the counterparty is unable to meet its contractual obligation to return customer securities pledged as collateral, the Company may be exposed to the risk of needing to acquire the securities at prevailing market prices in order to satisfy its obligations. The Company seeks to manage this risk by monitoring the market value of securities pledged on a daily basis. The Company provides guarantees to its clearing organization and exchanges under their standard membership agreements, which require members to guarantee the performance of other members. Under the agreements, if another member becomes unable to satisfy its obligations to clearing organization or exchange, other members would be required to meet shortfalls. The Company's liability under these arrangements is not quantifiable and may exceed the cash and securities it has posted as collateral. However, management believes that the possibility of the Company being required to make payments under these arrangements is remote. Accordingly, no liability has been recorded for these potential events.

(15) Subsequent Events

The Company has evaluated events and transactions occurring subsequent to March 31, 2017 as of May 26, 2017. Management believes that no material events have occurred since March 31, 2017 that require recognition or disclosure in the financial statement.